Exhibit 99.2

SHOPIFY INC. 426160-7 SHOPIFY INC. 426160-7 ✔ Jessica Hertz, General Counsel and Corporate Secretary Canada Business Corporations Act June 9, 2022

Digitally signed by Mr. Justice Cavanagh

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

SHOPIFY INC.

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

426160-7

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Hantz Prosper

Director / Directeur

2022-06-09

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1- Name of the applicant corporation(s)	Corporation number
SHOPIFY INC.	426160-7

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number
SHOPIFY INC.	426160-7

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number

4 - Name of the dissolved corporation(s), if applicable	Corporation number

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

- [x] a. the articles of the corporation(s) indicated in item 2, are amended.
  If the amendment includes a name change, indicate the change below:

- [ ] b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):

- [ ] c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature: [signature]

Print name: Jessica Hertz, General Counsel and Corporate Secretary

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

June 9, 2022

Court File No.: CV-22-00679621-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	**THURSDAY, THE 9th**
	)	
JUSTICE CAVANAGH	)	**DAY OF JUNE, 2022**
	)	

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*

AND IN THE MATTER OF a proposed arrangement of Shopify Inc.

Applicant

ORDER

THIS APPLICATION made by the Applicant Shopify Inc. ("**Shopify**") pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on April 11, 2022, the affidavit of Robert Ashe sworn April 8, 2022, the supplemental affidavit of Robert Ashe sworn June 7, 2022, together with the exhibits thereto, and the Interim Order of Justice Penny dated April 11, 2022;

ON HEARING the submissions of counsel for Shopify, and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this application, no one appearing for any other person, including any shareholder of Shopify, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order is an arrangement for the purposes of section 192 of the CBCA and is fair and reasonable in accordance with the requirements of that section;

1. **THIS COURT ORDERS** that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved.

2. **THIS COURT ORDERS** that the Applicant shall be entitled to seek leave to vary this order upon such terms and upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Digitally signed by Mr.
Justice Cavanagh

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1
INTERPRETATION

1.1 **Definitions.**

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

(a) "**7910240**" means 7910240 Canada Inc., a corporation incorporated under the CBCA;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement, subject to any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Founder, each acting reasonably, the whole as supplemented, modified or amended;

(c) "**Arrangement Resolution**" means the special resolution approving this Plan of Arrangement to be considered at the Meeting by the Shareholders;

(d) "**Articles**" means the Restated Articles of Incorporation of the Corporation dated May 27, 2015, as amended from time to time;

(e) "**Articles of Arrangement**" means the articles in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted;

(f) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C., 1985, c. C-44;

(g) "**Certificate**" means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

(h) "**Class A Subordinate Voting Shares**" means the Class A subordinate voting shares in the capital of the Corporation;

(i) "**Class B Multiple Voting Shares**" means the Class B multiple voting shares in the capital of the Corporation;

(j) "**Conversion Notice**" means the conditional notice dated April 8, 2022, delivered by Klister to the Corporation;

(k) "**Corporation**" means Shopify Inc., a corporation incorporated under the CBCA;

(l) "**Court**" means the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto;

(m) "**Director**" means the director appointed under Section 260 of the CBCA;

(n) "**Effective Date**" means the effective date of the Arrangement, being the date shown on the Certificate;

(o) "**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

(p) "**Final Order**" means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court (with the consent of the Corporation and the Founder, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is

withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to the Corporation and the Founder, each acting reasonably) on appeal;

(q) "**Founder**" means Tobias Lütke;

(r) "**Founder Agreement**" means the Founder Agreement by and among the Corporation, the Founder and 7910240, effective as of the date and time set out in Section 3.1;

(s) "**Founder Share**" has the meaning set forth in Section 3.1(a);

(t) "**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the above, (iii) any quasigovernmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

(u) "**Interim Order**" means the interim order of the Court, in a form acceptable to the Corporation and the Founder, each acting reasonably, concerning the Arrangement and providing for, among other things, declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Founder, each acting reasonably;

(v) "**Klister**" means Klister Credit Corp., a corporation incorporated under the *Business Corporations Act* (Ontario);

(w) "**Klister Shares**" means 3,750,000 Class B Multiple Voting Shares, representing all of the Class B Multiple Voting Shares held by Klister at the Effective Time;

(x) "**Meeting**" means the annual and special meeting of the Shareholders, including any adjournment or postponement of such annual and special meeting, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

(y) "**Person**" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(z) "**Plan of Arrangement**" means this plan of arrangement under Section 192 of the CBCA, and any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Founder, each acting reasonably, the whole as supplemented, modified or amended; and

(aa) "**Shareholders**" means the registered and/or beneficial holders of the Class A Subordinate Voting Shares and the registered and/or beneficial holders of the Class B Multiple Voting Shares.

1.2 **Headings, etc.** The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.3 **References**. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 **Certain Phrases, etc**. Unless the context requires otherwise, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5 **Statutes**. References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6 **Governing Law**. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.7 **Time References**. References to time herein are to local time, Toronto, Ontario.

ARTICLE 2
BINDING EFFECT

2.1 Upon the filing of the Articles of Arrangement and the issuance of the Certificate, this Plan of Arrangement shall become, at and after the Effective Time, effective and binding on: (a) all Shareholders, (b) the Corporation and (c) all other Persons, without any further formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1 At the Effective Time, the following events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a) the Articles shall be amended to create a new class of share, designated as the Founder Share, of which a maximum number of one (1) share shall be authorized for issuance, and which shall carry the rights, privileges, restrictions and conditions as set forth in Schedule A to this Plan of Arrangement (the "**Founder Share**");

(b) the Klister Shares shall be converted into an equal number of Class A Subordinate Voting Shares pursuant to the Conversion Notice and in accordance with their terms;

(c) the Founder Agreement shall become effective; and

(d) the Corporation shall issue the Founder Share to the Founder pursuant to the Founder Agreement.

3.2 The Arrangement and the amendment of the Articles by way of Articles of Arrangement shall not trigger any right of dissent for the Shareholders, whether under the CBCA or otherwise.

3.3 Each of the Founder, 7910240, Klister and the Corporation, with respect to each step set out in Section 3.1 applicable to such party, shall be deemed, at the time such step occurs, to have executed and delivered all necessary or required consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory or otherwise, relating to or in connection with the completion of such step.

3.4 The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with regard to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

ARTICLE 4
AMENDMENTS AND WITHDRAWAL

4.1 The Corporation and the Founder may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be agreed to in writing by each of the Corporation and the Founder and set out in writing and filed with the Court.

4.2 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Corporation and the Founder, may be made prior to the Effective Time by the Corporation without the approval of the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to give effect to the implementation of this Plan of Arrangement.

4.3 Subject to Section 4.2, any amendment to this Plan of Arrangement may, if agreed to by the Corporation and the Founder, be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

4.4 Subject to Section 4.2, the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Founder and the Court, and, if and as required by the Court, after communication to Shareholders.

ARTICLE 5
FURTHER ASSURANCES

5.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in in Section 3.1 and shall become effective without any further act or formality, the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE A

Founder Share Terms

See attached.

SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE FOUNDER SHARE

3. Founder Share

The rights, privileges, restrictions and conditions attaching to the Founder Share are:

3.1. ***Definitions.*** For purposes of this Section 3:

"**Disability**" means, with respect to the Founder, the permanent and total disability of the Founder such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a simple majority of the Independent Directors and the Founder; provided, however, that if a simple majority of the Independent Directors and the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence) are unable to jointly agree on the selection of such licensed medical practitioner, then such licensed medical practitioner shall be jointly selected by (x) a licensed medical practitioner selected by a simple majority of the Independent Directors and (y) a licensed medical practitioner selected by the Founder (or such person or persons acting on behalf of the Founder pursuant to the following sentence). If the Founder is incapable of selecting a licensed medical practitioner, then the Founder's spouse shall make the selection on behalf of the Founder, or in the absence or incapacity of the Founder's spouse, the Founder's adult children by simple majority vote shall make the selection on behalf of the Founder, or in the absence of adult children of the Founder or their inability to act by simple majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by the Founder and which holds more aggregate shares of any class of shares of the Corporation than any other revocable living trust created by the Founder shall make the selection on behalf of the Founder, or in the absence of any such successor trustee, the legal guardian or conservator of the estate of the Founder shall make the selection on behalf of the Founder;

"**Effective Date**" means June 9, 2022;

"**executive officer**" has the meaning set forth in section 1.1 of National Instrument 51-102 – *Continuous Disclosure Obligations*, as in effect on the Effective Date;

"**Founder**" means Tobias Lütke;

"**Founder Group**" means the Members of the Immediate Family of the Founder and any Person (other than the Corporation and its subsidiaries) controlled, directly or indirectly, by the Founder;

"**Founder Group MVS/SVS Percentage**" means the Founder Group MVS/SVS Votes divided by the Total Votes, expressed as a percentage;

"**Founder Group MVS/SVS Votes**" means, as of the applicable record date, the number of votes that may be exercised with respect to all Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), excluding the number of votes attached to the Founder Share;

"**Founder MVS Percentage**" means the Founder MVS Votes divided by the Total Votes, expressed as a percentage;

"**Founder MVS Votes**" means, as of the applicable record date, the number of votes that may be exercised with respect to: (a) all Multiple Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Multiple Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group), (b) all Subordinate Voting Shares that the holder of the Founder Share or the Founder Group beneficially owns or exercises Voting Control over (except by way of any proxy or power of attorney granted pursuant to a general solicitation of proxies in connection with actions to be taken at an annual or special meeting of shareholders, or otherwise at the direction of the Board of Directors of the Corporation, in respect of Subordinate Voting Shares over which Voting Control would otherwise be exercised by Persons other than the Founder and the Founder Group) which resulted from the conversion of Multiple Voting Shares in accordance with subsection 1.4 and/or subsection 1.5 from and after the Effective Date (such shares, the "**MVS Conversion Shares**"), and (c) if any MVS Conversion Shares have been transferred, sold or otherwise disposed of by the Founder or the Founder Group, the number of Subordinate Voting Shares equal to the lesser of (i) the number of Subordinate Voting Shares acquired by the Founder or the Founder Group from and after the Effective Date (excluding, for the avoidance of doubt, the MVS Conversion Shares), and (ii) the number of MVS Conversion Shares that have been transferred, sold or otherwise disposed of by the Founder or the Founder Group (and, for certainty, if the number of Subordinate Voting Shares in (i) and (ii) are equal, that number);

"**Independent Directors**" means the members of the Board of Directors of the Corporation designated as independent directors in accordance with section 1.4 of National Instrument 52-110 – *Audit Committees*, as amended from time to time, and shall not include the Founder;

"**Members of the Immediate Family**" means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the *Income Tax Act* (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

"**Person**" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

"**Specified Number**" means, as of the applicable record date, the lesser of: (a) the Variable Number, and (b) the Variable Difference;

"**Sunset Date**" means the date determined by the Board of Directors of the Corporation that is not less than 9 months and not more than 18 months following the occurrence of a Sunset Event and, if no such date is determined by the Board of Directors of the Corporation, the date that is 9 months following the occurrence of a Sunset Event;

"**Sunset Event**" means the earliest to occur of: (a) the date that both (i) the Founder is no longer providing services to the Corporation as (A) an executive officer of the Corporation or (B) a consultant whose primary engagement is with the Corporation, and (ii) the Founder is no longer serving as a member of the Board of Directors of the Corporation; (b) the date of the Founder's death or Disability; or (c) the date that the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by the Founder and the Founder Group, in the aggregate, is less than 2,367,556, as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization, or similar event approved by the Board of Directors of the Corporation and effected after the Effective Date affecting the number of outstanding Multiple Voting Shares and/or Subordinate Voting Shares;

"**Total Votes**" means, as of the applicable record date, the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (excluding the number of votes attached to the Founder Share);

"**Variable Difference**" means, as of the applicable record date, the number of votes which, when added together with the Founder Group MVS/SVS Votes, is equal to 49.9% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);

"**Variable Number**" means, as of the applicable record date, the number of votes which, when added together with the Founder MVS Votes, is equal to 40% of the number of votes that may be exercised by holders of all of the issued and outstanding Voting Shares (including the number of votes attached to the Founder Share);

"**Voting Control**" with respect to a Voting Share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Voting Share by proxy, voting agreement or otherwise;

"**Voting Shares**" means any outstanding shares of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and

A Person is "**controlled**" by another Person or other Persons if: (a) in the case of a company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (b) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

3.2. ***Dividends; Rights on Liquidation, Dissolution, or Winding-Up***. The Founder Share shall have no right to receive any dividends or to receive any property or assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs.

3.3. ***Meetings and Voting Rights***.

3.3.1. The holder of the Founder Share shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote.

3.3.2. Subject to the limitations set forth in subsection 3.3.3 and subsection 3.3.4, at each meeting of shareholders of the Corporation, the Founder Share shall entitle the holder thereof to the Specified Number of votes.

3.3.3. The Founder Share shall entitle the holder to only one (1) vote at any meeting of shareholders of the Corporation if either (i) the Founder MVS Percentage is equal to or greater than 40%, or (ii) the Founder Group MVS/SVS Percentage is equal to or greater than 49.9%.

3.3.4. The number of votes carried by the Founder Share shall be automatically and permanently reduced to one (1) vote on the Sunset Date.

3.3.5. The holder of the Founder Share shall vote together with the Multiple Voting Shares and the Subordinate Voting Shares as a single class, except as otherwise expressly provided herein or as provided by law, and shall not be entitled to vote separately as a class (i) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act or (ii) upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation affects only the holder of the Founder Share.

3.3.6. The Corporation may, from time to time, establish such policies and procedures relating to the general administration of the Founder Share (including to aid in the calculation of the Specified Number) as it may deem necessary or advisable. The Corporation may also from time to time request that the holder of the Founder Share and/or the holders of Voting Shares who are members of the Founder Group furnish certifications, affidavits or other proof to the Corporation as it deems necessary (i) to verify the beneficial ownership of, or Voting Control over, the Multiple Voting Shares and the Subordinate Voting Shares held by the holder of the Founder Share and the Founder Group, (ii) to determine which Subordinate Voting Shares are to be included in the calculation of the Founder MVS Votes and the Founder Group MVS/SVS Votes, and (iii) to calculate the Specified Number. A determination by the Secretary of the Corporation of (a) the number of Multiple Voting Shares and Subordinate Voting Shares that the holder of the Founder Share and the Founder Group beneficially owns or exercises Voting Control over, and (b) the calculation of the Specified Number, shall in each case be conclusive and binding absent manifest error.

3.4. ***Subdivision or Consolidation***. No subdivision or consolidation of the Founder Share shall be carried out.

3.5. ***Redemption following the Sunset Date***.

3.5.1. Subject to the Act, the Corporation may, at any time on or after the Sunset Date, redeem the Founder Share by payment of $10 (the "**Redemption Price**") to the holder of the Founder Share.

3.5.2. Unless the holder of the Founder Share has waived its right to receive a Redemption Notice (as defined below) pursuant to this subsection 3.5.2, the Secretary of the Corporation shall give not less than 10 days' written notice of the redemption by sending to the holder of the Founder Share a notice (the "**Redemption Notice**") of the intention of the Corporation to redeem the Founder Share. Such Redemption Notice shall be sent by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation, (or at such holder's recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the Secretary of the Corporation may determine; provided, however, that accidental failure or

omission to give any such notice shall not affect the validity of such redemption. Such Redemption Notice shall include (i) the Redemption Price, (ii) the date on which the redemption is to take place (the "**Sunset Redemption Date**"), (iii) the method of payment of the Redemption Price, (iv) the time, place and manner in which the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share if such share is certificated and (v) any other information that the Secretary of the Corporation determines.

3.5.3. On the Sunset Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.5.4. From and after the Sunset Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.

3.6. ***Optional Redemption***.

3.6.1. Subject to the Act, the holder of the Founder Share shall be entitled, at such holder's option, to require the Corporation to redeem the Founder Share at any time upon payment by the Corporation of the Redemption Price.

3.6.2. The holder of the Founder Share may, at any time, deliver to the Corporation at its registered office a written notice to the Secretary of the Corporation (the "**Optional Redemption Notice**") specifying (i) that the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share as set forth in subsection 3.6.1, (ii) the date (which shall not be less than 10 days following the delivery of the Optional Redemption Notice) on which the holder of the Founder Share desires to have the Corporation unconditionally redeem the Founder Share (the "**Optional Redemption Date**") and (iii) the desired method of payment of the Redemption Price.

3.6.3. On the Optional Redemption Date, (i) the Corporation shall pay or cause to be paid the Redemption Price to the holder of the Founder Share and cancel the certificate, if any, representing the Founder Share and (ii) if the Founder Share is certificated, the holder of the Founder Share shall present and surrender to the Corporation the certificate representing the Founder Share.

3.6.4. From and after the Optional Redemption Date, the holder of the Founder Share shall not be entitled to exercise any rights with respect to the Founder Share.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF SHOPIFY INC.

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

FINAL ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSO#38304R
ekolers@stikeman.com
Tel: (416) 869-5637

Stéphanie Lapierre
slapierre@stikeman.com
Tel: (514) 397-3029

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260

Muzhgan Wahaj LSO# 79839O
mwahaj@stikeman.com
Tel: (416) 869-6889
Fax: (416) 947-0866

Lawyers for the Applicant,
Shopify Inc.